Open Joint Stock Company Long-Distance and International
Telecommunications Rostelecom
INN 7707049388

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                                                                       Exhibit 3


      Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International
Telecommunications Rostelecom

Place of location:  5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): December 06, 2002
Code of fact (event, action):  1800124A06122002

The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol No. 5 October 3, 2002).
Full name of the legal entity, contracting party in the transaction:
Open Joint-Stock Company RTComm.ru
Location of the legal entity, contracting party in the transaction:
32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
Postal address of the legal entity, contracting party in the transaction:
32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
Description: OJSC Rostelecom acting as Agent in accordance with the Agent Agreement between OJSC Rostelecom and OJSC RTComm.RU is authorized to undertake all legal and actual acts necessary for signing the State contract with Federal Agency for Government Communication and Information under the President of the Russian Federation (FAGCI).
Agreement entered into force: December 06, 2002




Deputy General Director -
Finance Director              [signed and sealed]                  V.I. Androsik

This document was created using Electronic Questionnaire of the FCSM of the Russian Federation

      Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action):  December 06, 2002
Code of fact (event, action):  1800124A06122002

The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol No. 5 October 3, 2002).
Full name of the legal entity, contracting party in the transaction:
Open Joint-Stock Company RTComm.ru
Location of the legal entity, contracting party in the transaction:
32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
Postal address of the legal entity, contracting party in the transaction:
32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
Description: OJSC Rostelecom acting as Agent in accordance with the Agent Agreement between OJSC Rostelecom and OJSC RTComm.RU is authorized to undertake all legal and actual acts necessary for signing service contracts with international operators.
Agreement entered into force: December 06, 2002



Deputy General Director -
Finance Director                [signed and sealed]                V.I. Androsik




This document was created using Electronic Questionnaire of the FCSM of the Russian Federation